UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).

1. Name and Address of Reporting Person
   Smith, Stephen F.
   1685 38th Street
   Boulder, CO 80301
   USA

2. Issuer Name and Ticker or Trading Symbol
   Exabyte Corporation
   EXBT

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   11/28/2001

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other
   (specify below)
   Chairman, Chief Executive Officer, President

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

<TABLE>
<CAPTION>

Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security	2. Transaction Date	3. Code	V	4. Securities Acquired (A) or Disposed of (D) Amount	A/D	Price	5. Amount of Securities Beneficially Owned at End of Month	6. Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership
<S>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
Common	06/29/2001	J	V	1,000	A	$0.8610	15,864	D	

<CAPTION>

Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned

1.Title of Derivative Security	2.Conversion or Exercise Price of Derivative Security	3.Transaction Date	4.Transaction Code	V	5.Number of Derivative Securities Acquired(A) or Disposed of(D) Amount	A/D	6.Date Exercisable and Expiration Date(Month/Day/Year) Date Exercisable	Expiration Date	7.Title and Amount of Underlying Securities Title	Number of Shares	8.Price of Derivative Security	9.Number of Derivative Securities Beneficially Owned at End of Month	10.Direct(D) or Indirect(I)	11.Nature of Indirect Beneficial Ownership
<S>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
Right to Buy (Stock Options)	$0.6500	11/9/2001	J		125,000	A	See Note	11/9/2011	Common	125,000		125,000	D	

</TABLE>

Explanation of Responses:

NOTE: Stock Option vests as to 2% per month over 50 months.

SIGNATURE OF REPORTING PERSON

/s/ Stephen F. Smith

DATE

November 28, 2001
